Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Ste. 3700

Chicago, IL 60606

Telephone: (312) 569-1000

Fax: (312) 569-3000

www.faegredrinker.com

July 12, 2021

VIA EDGAR TRANSMISSION

Mr. Daniel Greenspan

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Preliminary Proxy Statement of RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (File Nos. 333-230320 and 811-23166), RiverNorth Specialty Finance Corporation (File Nos. 333-204886 and 811-23067), RiverNorth Opportunistic Municipal Income Fund, Inc. (File Nos. 333-226273 and 811-23366), RiverNorth Managed Duration Municipal Income Fund, Inc. (File Nos. 333-230421 and 811-23434) and RiverNorth Flexible Municipal Income Fund, Inc. (File Nos. 333-234122 and 811-23481) (each a “Fund” and together, the “Funds”)

Dear Mr. Greenspan:

The following responds to the Staff’s comments that you provided by telephone on July 7, 2021 regarding the review of the preliminary proxy statement filed by the RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., RiverNorth Specialty Finance Corporation, RiverNorth Opportunistic Municipal Income Fund, Inc., RiverNorth Managed Duration Municipal Income Fund, Inc. and RiverNorth Flexible Municipal Income Fund, Inc. (each a “Fund” and together, the “Funds”) on Schedule 14A on June 24, 2021 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the response.

1.	Comment: In the first sentence under the header “Voting”, please include an explanation of the term “plurality” and how the term differs from a majority.

Response: The following disclosure has been added after the aforementioned sentence:

“A “plurality of votes cast” means that the specified nominees receiving the highest numbers of affirmative votes cast, whether or not such votes constitute a majority, will be elected at the Annual Meeting.”

2.	Comment: Please supplementally confirm that the following statement is consistent with the applicable state law and the Funds’ organizational documents: “Any meeting of stockholders may, by action of the chairman of the meeting, be adjourned (sine die or from time to time) to a date not more than 120 days after the original record date to permit further solicitation of proxies without further notice with respect to one or more matters to be considered at such meeting to a designated time and place, if a quorum is not present with respect to such matter.”

Mr. Greenspan

July 12, 2021

Response: The Funds confirm that the aforementioned sentence is consistent with the applicable state law and the Funds’ organizational documents.

3.	Comment: Under the bullet point “Significant Conversion Costs,” please include an estimate of the conversion costs and the approximate percentage of the costs based on the Fund’s average net assets. In addition, please confirm supplementally whether the Fund’s Articles of Incorporation state that the costs of conversion are borne by the Fund.

Response: The requested disclosure has been added to the Proxy. In addition, the Fund’s Articles of Incorporation do not explicitly state who bears the costs of conversion.

4.	Comment: Please ensure that the proxy cards are filed with the definitive proxy statement.

Response: The proxy cards will be filed with the definitive proxy statement.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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